VF 12-6-02

02053081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED
DEC 03 2002
PROCESSING SECTION
WASH, D.C. 155

SEC FILE NUMBER
8- 18021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV 12/6/02

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTERN FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 B STREET, SUITE 2204
(No. and Street)

SAN DIEGO	CA	92101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD B. LEVENSON 619 234 3285
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BLUM AND CLARK ACCOUNTANCY GROUP
(Name – *if individual, state last, first, middle name*)

3914 MURPHY CANYON ROAD #A206	SAN DIEGO	CA	92123
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HOWARD B. LEVENSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTERN FINANCIAL CORPORATION, as of SEPTEMBER 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of San Diego
Subsribed and sworn to before me on
November 21, 2002

Leanna Boscia
Notary Public

Howard B. Levenson
Signature

CHAIRMAN AND CEO
Title

LEANNA BOSCIA
COMM. #1280446
Notary Public-California
SAN DIEGO COUNTY
My Comm. Exp. Nov. 11, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTERN FINANCIAL CORPORATION

Audit Report in Conformity with
Rule 17a-5 of the
Securities and Exchange Commission
Year Ended September 30, 2002

NOT AVAILABLE FOR PUBLIC INSPECTION

TABLE OF CONTENTS

BLUM and CLARK
Accountancy Group
Certified Public Accountants

Independent Auditors' Report

Board of Directors and Stockholders
Western Financial Corporation

We have audited the accompanying statement of financial condition of Western Financial Corporation, a California corporation, as of September 30, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Financial Corporation as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blum and Clark

San Diego, California
October 29, 2002

Blum and Clark
Accountancy Group

858-292-0543 FAX 858-292-0674 www.blumandclark.com
3914 Murphy Canyon Road, Suite 206 San Diego, CA 92123

WESTERN FINANCIAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS

	Allowable	Non-Allowable	Total
CURRENT ASSETS:			
Cash	$ 66,432	$ ---	$ 66,432
Accounts receivable	24,794	---	24,794
Total assets	$ 91,226	$ ---	$ 91,226

LIABILITIES AND STOCKHOLDERS' EQUITY

	Aggregate Indebtedness	Non Aggregate Indebtedness	Total
LIABILITIES:			
Commissions payable and accrued expenses	$ 23,012	$ ---	$ 23,012
Subordinated notes payable to related party	---	60,000	60,000
Total current liabilities	$ 23,012	$ 60,000	83,012
STOCKHOLDERS' EQUITY:			
Common stock, no par value, 7,500 shares authorized, 3,500 shares issued and outstanding			15,000
Additional paid-in capital			3,354
Accumulated deficit			(10,140)
Total stockholders' equity			8,214
Total liabilities and stockholders' equity			$ 91,226

See notes to financial statements.

WESTERN FINANCIAL CORPORATION

STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2002

REVENUE:	
Commissions and fees	$ 855,585
EXPENSES:	
Commissions	746,852
Salaries and wages	20,715
Rent and other reimbursements	50,000
Payroll taxes	23,016
Publications and computer services	5,009
Regulatory fees	1,399
Postage and courier services	1,042
Other	352
Total expenses	848,385
Income from operations	7,200
OTHER INCOME(EXPENSE)	
Interest income	951
Interest expense	(5,178)
Total other income(expense)	(4,227)
Income before provision for income taxes	2,973
PROVISION FOR INCOME TAXES	800
Net income	$ 2,173

See notes to financial statements.

WESTERN FINANCIAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2002

	Common Stock	Additional Paid In Capital	Accumulated Deficit	Total
Balances at October 1, 2001	$ 15,000	$ 3,354	$ (12,313)	$ 6,041
Net income for year	---	---	2,173	2,173
Balances at September 30, 2002	$ 15,000	$ 3,354	$ (10,140)	$ 8,214

See notes to financial statements.

WESTERN FINANCIAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS YEAR ENDED SEPTEMBER 30, 2002

Liabilities subordinated to claims of general creditors:		
Notes payable to related party, October 1, 2001	$	60,000
Increases		---
Decreases		---
Notes payable to related party, September 30, 2002	$	60,000

See notes to financial statements.

WESTERN FINANCIAL CORPORATION

STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	2,173
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable		(12,875)
Increase in commissions payable and accrued expenses		11,032
Net cash provided by operating activities		330
CASH PROVIDED BY INVESTING ACTIVITIES:		
Sale of investment securities		3,300
Net cash provided by investing activities		3,300
NET INCREASE IN CASH		3,630
CASH, OCTOBER 1, 2001		62,802
CASH, SEPTEMBER 30, 2002	$	66,432
SUPPLEMENTAL DISCLOSURES:		
Income taxes paid	$	800
Interest paid	$	5,178

See notes to financial statements.

WESTERN FINANCIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

Note 1- SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business

Western Financial Corporation (the "Company") is located in San Diego, California and is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully disclosed basis and perform record keeping functions and consequently, operates under the exemptive provisions of SEC rule 15c3-3k(2)(ii).

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash deposits

At times during 2002 the Company had deposits in excess of federally insured limits.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Commission revenue and expense recognition

Commission revenues and related commission expenses are recognized on a trade date basis as securities transactions occur.

Note 2- NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Aggregate indebtedness and net capital change from day to day, but as of September 30, 2002, the Company's net capital ratio is approximately .34 to 1. Net capital was $68,214, aggregate indebtedness was $23,012, required net capital of $50,000, and excess net capital was $18,214.

The company does not carry customer accounts, nor does it hold customer securities or cash. Therefore, it is exempt from Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934.

Note 3- LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At September 30, 2002, the Company had four outstanding notes payable to a company that is wholly owned by one of its stockholders. At September 30, 2002, all of the notes had an aggregate carrying value of $60,000 (8% monthly interest), payable at maturity on December 31, 2003. The company paid $5,178 of interest to the related company.

The subordinated borrowings are covered by agreements approved by the NASD and, as a result, are available in computing net capital under the SEC's Uniform Net Capital Rule. Accordingly, they may be repaid only if, after giving effect to such repayments, the Company continues to meet such net capital requirements and receives NASD approval.

Note 4- INCOME TAXES

Current taxes

Under corporate tax laws in California, minimum state tax is $800. The provision for income tax at September 30, 2002 consists of:

Federal	$ -
State	800
	$ 800

Note 4- INCOME TAXES (continued)

Deferred taxes

The Company has the following loss carryforwards for federal and state that may be offset against future taxable income:

Year Ended September 30,	Operating Loss Federal	Expiration	Operating Loss State	Expiration
1999	$ 7,467	09-30-19	$ 7,268	09-30-04
2000	2,474	09-30-20	1,674	09-30-05
2001	744	09-30-21	744	09-30-11
2002	656	09-30-22	-	
	$ 11,341		$ 9,686	

Realization of deferred tax assets and liabilities are dependent on future earnings, if any, the timing and amount of which is uncertain. Accordingly a valuation allowance, in an amount equal to the net deferred tax asset as of September 30, 2002 has been established to reflect these uncertainties. The deferred tax asset, arising from the difference between cash basis reporting for income tax purposes and accrual basis reporting for financial reporting purposes, before valuation allowances is approximately $1,300.

Note 5 - RELATED PARTY TRANSACTIONS

The Company rents its office space from a company owned by one of its principal stockholders under an informal, month-to-month agreement. Rentals vary monthly depending on the underlying operating costs of the facility, which includes utilities. Rent expense totaled $50,000 for the year ended September 30, 2002.

From time to time the Company receives computer and research services from a related party. The same related party also provided consulting services during the year. These services totaled $5,009 for the year ended September 30, 2002.

Investment securities were sold for $3,300 to a stockholder, which approximated market value, on August 9, 2002.

Note 6 – ANTI-MONEY LAUNDERING COMPLIANCE PROGRAM

The Company has adopted an anti-money laundering compliance program as required by the USA Patriot Act of 2001. The program requires management to perform certain procedures, primarily in connection with the opening of new accounts and reviewing questionable activity in all accounts. The company is in compliance with the program.

WESTERN FINANCIAL CORPORATION

SCHEDULE I - COMPUTATION OF NET CAPITAL
AND
SCHEDULE II - COMPUTATION OF AGGREGATE INDEBTEDNESS
SEPTEMBER 30, 2002

SCHEDULE I - COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	8,214
Subordinated notes payable to related party		60,000
Net capital	$	68,214

SCHEDULE II - COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$	23,012
Adjustments		---
Total aggregate indebtedness as adjusted	$	23,012

WESTERN FINANCIAL CORPORATION

SCHEDULE III - COMPUTATION OF NET CAPITAL REQUIREMENT
AND
SCHEDULE IV - RECONCILIATION OF NET CAPITAL
SEPTEMBER 30, 2002

SCHEDULE III - COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required (6.67% of aggregate indebtedness)	$	1,535
Minimum dollar net capital requirement	$	50,000
Net capital requirement	$	50,000
Excess net capital (Net capital less net capital required)	$	18,214
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)	$	65,913
Ratio: Aggregate indebtedness to net capital		.34 to 1

SCHEDULE IV - RECONCILIATION OF NET CAPITAL

Net Capital per FOCUS report	$	68,214
Audited net capital	$	68,214

Supplementary Information

BLUM and CLARK
Accountancy Group
Certified Public Accountants

Supplementary Report on Internal Accounting Control

Board of Directors and Stockholders
Western Financial Corporation
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of Western Financial Corporation, for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not clear transactions, carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

858-292-0543 ■ FAX 858-292-0674 ■ www.blumandclark.com
3914 Murphy Canyon Road, Suite 206 ■ San Diego, CA 92123

Board of Directors
Western Financial Corporation

statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blum and Clark

San Diego, California
October 29, 2002

Blum and Clark
Accountancy Group